SO
3-22-04

SECURIT[barcode] ISSION

04003833

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 39726

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stonewall Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3617 Caruth Blvd.
(No. and Street)

Dallas	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

400 Parker Square, Suite 250-K	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Sam N. Wilson, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Stonewall Securities, Inc.**, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

TAMMY MILLIORN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
MARCH 13, 2005

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Stonewall Securities, Inc.

We have audited the accompanying statement of financial condition of Stonewall Securities, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonewall Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
January 8, 2004

STONEWALL SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Receivable from clearing broker/dealer	$ 13,247
Clearing deposit	9,115
Property and equipment, net of accumulated depreciation of $72,739	54,421
TOTAL ASSETS	$ 76,783

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Bank overdraft	$ 3,068

Stockholders' Equity

Common stock, 1,000,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding	10
Additional paid-in capital	82,990
Accumulated deficit	(9,285)
TOTAL STOCKHOLDERS' EQUITY	73,715
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 76,783

See notes to financial statements.

STONEWALL SECURITIES, INC.
Statement of Income
Year Ended December 31, 2003

Revenue	
Securities commissions	$ 143,523
Other revenue	4,530
TOTAL REVENUE	148,053
Expenses	
Compensation and related costs	109,231
Clearing charges	11,558
Communications	18,708
Occupancy and equipment costs	16,883
Regulatory fees	150
Other expenses	12,755
TOTAL EXPENSES	169,285
NET LOSS	$ (21,232)

See notes to financial statements.

STONEWALL SECURITIES, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2003

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2002	1,000	$ 10	$ 82,990	$ 11,947	$ 94,947
Net loss	-	-	-	(21,232)	(21,232)
Balances at December 31, 2003	1,000	$ 10	$ 82,990	$ (9,285)	$ 73,715

See notes to financial statements.

STONEWALL SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:	
Net loss	$ (21,232)
Adjustments to reconcile net loss to	
net cash used in operating activities:	
Depreciation	4,515
Change in assets and liabilities:	
Decrease in receivable from clearing broker/dealer	2,469
Decrease in receivable from broker/dealer	5,524
Decrease in receivable from shareholder	12,000
Increase in clearing deposit	(57)
Increase in bank overdraft	3,068
Decrease in accrued expenses	(16,230)
Net cash used in operating activities	(9,943)
Cash flows from investing activities:	
Purchase of property and equipment	(1,399)
Net decrease in cash	(11,342)
Cash and at beginning of year	11,342
Cash at end of year	$ -

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Stonewall Securities, Inc. (the Company) was organized in May 1988 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers consist primarily of high net-worth individuals and institutions located in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using accelerated methods over estimated lives of five to seven years.

Non-Marketable Securities

Non-marketable securities are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Security Transactions

Security transactions and the related expense are recorded on the trade date. Commission revenue and the related expense are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $9,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of 19,179 and $5,000, respectively. The Company's net capital ratio was .16 to 1.

Note 4 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Equipment	$ 33,734
Furniture and fixtures	33,426
Automobile	60,000
	127,160
Accumulated depreciation	(72,739)
	$ 54,421

Depreciation expense for the year was $4,515 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 5 - Non-Marketable Securities

The Company owns non-marketable securities consisting of 1,200 warrants of the NASD to purchase shares of common stock of the Nasdaq Stock Market, Inc. with a fair value of zero, cost of $16,800 and accumulated unrealized losses of $16,800. There was no unrealized loss for the year ended December 31, 2003. Each warrant entitles the Company to purchase four shares of common stock. The warrants are exercisable as follows:

Note 5 - Non-Marketable Securities (continued)

Shares subject to exercise	Exercisable on or after	Expiration	Exercise Price
1,200	June 30, 2003	June 25, 2004	$14
1,200	June 28, 2004	June 27, 2005	$15
1,200	June 28, 2005	June 27, 2006	$16

Note 6 - Income Taxes

The Company files its income tax return on the cash basis method of accounting and under this method had a tax loss for the year ended December 31, 2003; therefore, there is no current provision for income taxes. The Company has a net operating loss carry forward of $105,617 of which $28,124 expires in 2019, $32,252 expires in 2021, $15,771 expires in 2022 and $29,470 expires in 2023. The Company also has $8,238 in net future taxable income due to the cash basis method of accounting used for income taxes. The net operating loss carry forward and the net future taxable income create a deferred tax asset of approximately $14,607; however, the entire amount has been offset by valuation allowance.

Note 7 - Related Party Transactions

The majority shareholder provides the Company office space on a month to month basis. Office rent for the year totaled $10,000, and is reflected in the accompanying statement of income as occupancy and equipment cost.

Note 8 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Schedule I

STONEWALL SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2003

Total stockholders' equity qualified for net capital	$ 73,715
Deductions and/or charges	
Non-allowable assets:	
Clearing deposit	115
Property and equipment, net	54,421
Total deductions and/or charges	54,536
Net Capital	$ 19,179
Aggregate indebtedness	
Bank overdraft	$ 3,068
Total aggregate indebtedness	$ 3,068
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 14,179
Ratio of aggregate indebtedness to net capital	.16 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2003 as filed by Stonewall Securities, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
400 PARKER SQUARE • SUITE 250-K • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Stonewall Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Stonewall Securities, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder

BRAD A. KINDER, CPA

Flower Mound, Texas
January 8, 2004